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 = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14D-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

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                           ORATEC INTERVENTIONS, INC.
                       (Name of Subject Company (Issuer))

                               ORCHID MERGER CORP.
                              SMITH & NEPHEW, INC.
                               SMITH & NEPHEW PLC

                      (Names of Filing Persons (Offerors))

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                     COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)

                         (Title of Class of Securities)

                               - - - - - - - - - -

                                     68554M
                      (CUSIP Number of Class of Securities)

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           James A. Ralston, Senior Vice President and General Counsel
                              Smith & Nephew, Inc.
                                1450 Brooks Road
                            Memphis, Tennessee 38116
                                 (901) 396-2121

                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:

                                    Pran Jha
                           Sidley Austin Brown & Wood
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603
                            Telephone: (312) 853-7000

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.
         [ ]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [X]      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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          This Amendment No. 1 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed by Orchid Merger Corp., a Delaware corporation ("Purchaser"), Smith & Nephew, Inc., a Delaware corporation ("Smith & Nephew"), and Smith & Nephew plc, a corporation organized under the laws of England and Wales ("Parent"), on February 22, 2002 (as amended, the "Schedule TO"), relating to the offer to purchase all issued and outstanding shares of common stock, par value $.001 per share, of ORATEC Interventions, Inc., a Delaware corporation ("ORATEC"), including the associated preferred stock purchase rights issued pursuant to the Preferred Shares Rights Agreement dated as of November 28, 2000, as amended, between ORATEC and American Stock Transfer & Trust Company, as rights agent (collectively, the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO.

          This Amendment also amends and supplements the Schedule 13D of Purchaser, Smith & Nephew and Parent originally filed on February 22, 2002.

Items 1 through Item 11.

          Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

          The subsection entitled "Conditions" of the section of the Offer to Purchase entitled "Summary Term Sheet" is hereby amended and supplemented by adding the following thereto:

          " .    The offer is not conditioned on obtaining financing.

            . We have arranged financing with Lloyds TSB Bank plc to provide the funds necessary to consummate the offer and the merger. We have not established any alternative financing arrangements."

          The last sentence of the first paragraph of the section of the Offer to Purchase entitled "Acceptance for Payment and Payment for Shares" is hereby amended in its entirety to read as follows:

                    "In addition, subject to applicable rules of the SEC, we
               reserve the right to delay acceptance for payment of, or payment for, Shares pending expiration or termination of all waiting periods imposed by the HSR Act."

          The second paragraph of the section of the Offer to Purchase entitled "Acceptance for Payment and Payment for Shares" is hereby amended in its entirety to read as follows:

                    "For information with respect to the waiting period under
               the HSR Act applicable to the purchase of Shares pursuant to the Offer, see Section 15."

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          The seventh paragraph of the section of the Offer to Purchase entitled
"Certain Information Concerning Purchaser, Smith & Nephew and Parent" is hereby amended in its entirety to read as follows:

               "None of Purchaser, Smith & Nephew, Parent, or to the best knowledge of Purchaser, Smith & Nephew or Parent, any of the persons listed in Schedule I hereto, owns or has any right to acquire any Shares and none of them has effected any transaction in the Shares during the past 60 days."

          The sixth paragraph of the section of the Offer to Purchase entitled "Background of the Offer; Contacts with ORATEC" is hereby amended in its entirety to read as follows:

               "On July 31, 2001, the ORATEC Board met at a special meeting to discuss ORATEC's recent meeting with Smith & Nephew. J.P. Morgan gave the ORATEC Board a presentation related to potential acquisition scenarios. J.P. Morgan reported to the ORATEC Board that, based on its analysis, it was unlikely that ORATEC would receive a valuation which would maximize shareholder value during the early stages of implementing its operating strategy. The ORATEC Board engaged in a lengthy discussion relating to potential transactions, including a potential transaction with Smith & Nephew. The ORATEC Board determined that given the market conditions, the low probability that Smith & Nephew would offer ORATEC a valuation that the ORATEC Board would deem reasonable, and the cost to ORATEC of continued management distraction, it would not pursue further discussions with Smith & Nephew at that time."

          The eighth paragraph of the section of the Offer to Purchase entitled "Background of the Offer; Contacts with ORATEC" is hereby amended in its entirety to read as follows:

               "In September 2001, Mr. Anstey was contacted by senior management of another company ("Company A") to discuss potential strategic business opportunities. Mr. Anstey had several meetings and discussions with a representative of Company A to discuss a potential strategic relationship between ORATEC and Company A. Following these initial discussions, ORATEC and Company A decided that the companies were moving in different strategic directions and as a result were not at that time in a position to structure a strategic relationship that would create near term value for either company. Therefore, ORATEC and Company A decided not to pursue a strategic transaction in the near term."

          The text of the second sentence of the first lead-in paragraph of the section of the Offer to Purchase entitled "Conditions of the Offer -- Conditions to the Offer" before clauses (a) through (h) of such section is hereby amended in its entirety to read as follows:

               "Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the

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          Offer if, at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exists:"

          The first sentence of the last paragraph of the section of the Offer to Purchase entitled "Conditions of the Offer-Conditions to the Offer" is hereby amended in its entirety to read as follows:

          "The foregoing conditions are for the sole benefit of Smith & Nephew and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Smith & Nephew and Purchaser in whole or in part at any time and from time to time in their sole discretion; provided, that the determination of the satisfaction or waiver of all such conditions, other than those involving receipt of government approvals, will be made on or prior to the expiration of the Offer."

Item 11.  ADDITIONAL INFORMATION.

          The section of the Offer to Purchase entitled "Legal Matters; Required Regulatory Approvals - Antitrust" is hereby amended and supplemented by adding the following thereto:

          "On March 12, 2002, the HSR Act waiting period applicable to the Offer expired. Expiration of the HSR Act waiting period satisfies one of the conditions to the Offer."

          The press release of Smith & Nephew dated March 13, 2002 relating to the expiration of the HSR Act waiting period is filed as Exhibit (a)(1)(I) hereto and incorporated herein by reference.

Item 12.  EXHIBITS.

          The first sentence of the eighth paragraph of Exhibit (a)(1)(G) to the Offer to Purchase is hereby amended in its entirety to read as follows:

          "Purchaser expressly reserves the right, in its sole discretion (subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission ("SEC")), at any time and from time to time, to extend the period of time during which the Offer is open for any reason, including the failure of any of the conditions specified in Section 14 of the Offer to Purchase to be satisfied."

EXHIBIT NO.    DESCRIPTION
-----------    -----------

(a)(1)(I)      Press release of Smith & Nephew dated March 13, 2002.

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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SMITH & NEPHEW PLC

                                        By:    /s/ Peter Hooley
                                             -----------------------------------
                                             Name:  Peter Hooley
                                             Title: Finance Director

                                        SMITH & NEPHEW, INC.

                                        By:    /s/ James A. Ralston
                                             -----------------------------------
                                             Name:  James A. Ralston
                                             Title: Senior Vice President and
                                                    General Counsel

                                        ORCHID MERGER CORP.

                                        By:    /s/ James A. Ralston
                                             -----------------------------------
                                             Name:  James A. Ralston
                                             Title: Senior Vice President and
                                                    General Counsel

Date: March 13, 2002



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                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
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(a)(1)(I)      Press release of Smith & Nephew dated March 13, 2002.

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